April 23, 2026

Weiqi Huang
Chief Executive Officer
Skycorp Solar Group Ltd
Room 303, Block B
No. 188 Jinghua Road, Yinzhou District
Ningbo City, Zhejiang Province
China 315048

       Re: Skycorp Solar Group Ltd
           Draft Registration Statement on Form F-3
           Submitted April 17, 2026
           CIK No. 0002001288
Dear Weiqi Huang:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Steve Lin